Exhibit 99.1

Sent via Electronic Delivery to:

December 30, 2025

Kevin Cox

Chief Executive Officer

Energys Group Limited

Franklyn House

Daux Road

West Sussex RH149SJ

United

Kingdom

Re:	Energys Group Limited (the “Company”) Nasdaq Security: Ordinary Shares Nasdaq Symbol: ENGS

Dear Kevin Cox:

The Listing Rules (the “Rules”) require listed securities to maintain a minimum Market Value of Listed Securities (MVLS) of $35 million.1 Based upon our review of the Company’s MVLS for the last 30 consecutive business days, the Company no longer meets this requirement.2 Consequently, a deficiency exists with regard to the Rule.3 However, the Rules also provide the Company a compliance period of 180 calendar days in which to regain compliance. The following table summarizes the critical dates and information as related to this matter.

Period below $35,000,000 MVLS	Expiration of 180 calendar day compliance period	Public Announcement Due Date	Relevant Listing Rules
November 7, 2025 to December 29, 2025	June 29, 2026	January 6, 2026	5550(b)(2) – MVLS 5810(c)(3)(C) – compliance period 5810(b) – public disclosure 5505 – Capital Market criteria

If at anytime during this compliance period the Company’s MVLS closes at $35 million or more for a minimum of ten consecutive business days, we will provide you written confirmation of compliance and this matter will be closed.4

1 Staff calculates MVLS based upon the most recent Total Shares Outstanding (TSO), multiplied by the closing bid price.

2 For online access to all Nasdaq Rules, please see “Nasdaq Online Resources,” included with this letter.

3 Staff notes that the Company also does not meet the requirements under Listing Rules 5550(b)(1) and 5550(b)(3).

4 Listing Rule 5810(c)(3)(H) states in part, “Staff may, in its discretion, require a Company to satisfy the applicable Price-based Requirement for a period in excess of ten consecutive business days, but generally no more than 20 consecutive business days, before determining that the Company has demonstrated an ability to maintain long-term compliance.”

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Kevin Cox

December 30, 2025

In the event the Company does not regain compliance with the Rule prior to the expiration of the compliance period, it will receive written notification that its securities are subject to delisting.5

Our Rules require that the Company promptly disclose receipt of this letter by either filing a Form 8-K, where required by SEC rules, or by issuing a press release. The announcement needs to be made no later than four business days from the date of this letter and must include the continued listing criteria that the Company does not meet, and a description of each specific basis and concern identified by Nasdaq in reaching the determination.6 The Company must also submit the announcement to Nasdaq’s MarketWatch Department.7 If the public announcement is made between the hours of 7:00 AM and 8:00 PM Eastern Time, the Company must submit the announcement to Nasdaq’s MarketWatch Department at least ten minutes prior its public release. If the public announcement is made outside of these hours, the Company must submit the announcement prior to 6:50 A.M. Eastern Time. Please note that if you do not make the required announcement trading in your securities will be halted.8

Finally, an indicator will be displayed with quotation information related to the Company’s securities on NASDAQ.com and NASDAQTrader.com and may be displayed by other third party providers of market data information. Also, a list of all non-compliant Nasdaq companies and the basis for such non-compliance is posted on our website at listingcenter.nasdaq.com. The Company will be included in this list commencing five business days from the date of this letter.

If you have any questions, please contact me at +1 202 384 8056.

Sincerely,

Nick Zuppas

Listing Analyst

Nasdaq Listing Qualifications

5 At that time, the Company may appeal the delisting determination to a Hearings Panel.

6 Listing Rule 5810(b). See FAQ #428 available on the Nasdaq Listing Center.

7 The notice must be submitted to Nasdaq’s MarketWatch Department through the Electronic Disclosure submission system available at nasdaq.net/ED/IssuerEntry.

8 Listing IM-5810-1.

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NASDAQ ONLINE RESOURCES

All of our listing information and forms are available electronically on the Listing Center. In addition to facilitating electronic submission of forms, you can also use the Listing Center to access Nasdaq’s Reference Library containing hundreds of frequently asked questions and Governance Clearinghouse containing the latest updates on corporate governance and listing standards.

To help you navigate the deficiency process, we have provided links to some our most viewed resource materials.

●	Board Composition and Committee Requirements

●	Governance Clearinghouse

●	Hearings Process

●	How to Transfer to Nasdaq Capital Market

●	Information about Application of Shareholder Approval Rules

●	Initial Listing Process

●	Listing Fees

●	Listing of Additional Shares Process

●	MarketWatch Electronic Disclosure Submissions

●	Nasdaq Listing Rules

●	Reference Library: Frequently Asked Questions, Staff Interpretations and Listing Council Decisions

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